Filed pursuant to Rule 424(b)(3)

Registration No. 333-239185

PROSPECTUS SUPPLEMENT NO. 37

(to Prospectus dated July 17, 2020)

Nikola Corporation

Up to 53,390,000 Shares of Common Stock

Up to 23,890,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement supplements the prospectus dated July 17, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239185). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on September 6, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the issuance by us of up to an aggregate of up to 23,890,000 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 890,000 shares of Common Stock that are issuable upon the exercise of 890,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of VectoIQ and (ii) up to 23,000,000 shares of Common Stock that are issuable upon the exercise of 23,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of VectoIQ.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (i) up to 53,390,000 shares of Common Stock (including up to 890,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 890,000 Private Warrants.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On September 2, 2022, the closing price of our Common Stock was $5.27.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 6, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2022

NIKOLA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road
Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number,

including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 30, 2022, Nikola Corporation (the “Company”) announced that Pablo M. Koziner has been appointed as President, Commercial of the Company, effective immediately. Mr. Koziner, age 49, has served as President of Energy & Commercial of the Company since December 2020. Prior to joining the Company, Mr. Koziner served in various capacities at Caterpillar Inc., a leading manufacturer of construction and mining equipment, from 2015 to March 2020, including as President of Solar Turbines, Vice President of Electric Power, and in various roles in North and South America leading dealer relations. Mr. Koziner received a bachelor’s degree in political science and a juris doctor from Boston College.

Also on August 30, 2022, the Company announced that Carey Mendes has been appointed as President, Energy of the Company, effective immediately. Carey Mendes, age 54, served as Senior Director, Energy Midstream and Downstream Origination of the Company from October 2021 through April 2022 and has served as Global Head Energy Finance of the Company since April 2022. Prior to joining the Company, Mr. Mendes served in various capacities at BP p.l.c., an oil and gas company, from September 2003 to April 2021, including as Regional Head of Energy Supply & Trading, Global Oil Americas from June 2015 to January 2019, as Head of Group CFO Executive Office from January 2019 to March 2020, and as Head of BP Reinvent, Trading & Shipping from March 2020 to April 2021. Mr. Mendes holds a Bachelor of Arts in Political Science and History and an MBA in Finance from the University of Calgary.

The Company entered into an Executive Employment Agreement with Mr. Mendes (the “Employment Agreement”) on August 30, 2022. The terms of the Employment Agreement provide that Mr. Mendes’s employment with the Company will continue until terminated in accordance with the terms of the Employment Agreement. Mr. Mendes’s annual base salary was increased from $225,000 to $450,000. Pursuant to the Employment Agreement, on September 1, 2022, Mr. Mendes was granted a restricted stock award for 261,200 shares. The award will vest over three years in equal annual installments, subject to his continued employment. Mr. Mendes was also granted on September 1, 2022 a restricted stock award for an additional 135,085 shares, that vest subject to attainment of a $25 per share stock price milestone by June 3, 2024. Commencing with annual grants to be made in 2023, Mr. Mendes will be eligible for annual grants of stock awards subject to Board approval having an aggregate value on the date of grant of not less than $2,555,000, 50% of which will consist of a time-vested award subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date, and 50% of which will consist of a performance award subject to such employment and performance based milestones as determined by the Board in its discretion. Mr. Mendes’s Agreement contains customary confidentiality and intellectual property assignment provisions.

Pursuant to the Employment Agreement, in the event of an Involuntary Termination (as defined in the agreement) of Mr. Mendes’s employment and subject to Mr. Mendes’s delivery of an effective release of claims and ongoing compliance with certain post termination restrictive covenants, including a two year noncompete and nonsolicitation covenants and a nondisparagement covenant, Mr. Mendes will be entitled to receive: (1) a lump sum cash payment in an amount equal to $1,050,000 , less applicable withholding taxes; (2) a lump sum cash payment equal to 18 months of COBRA benefits coverage, less applicable withholding taxes; (3) the acceleration in full of all unvested equity and equity based awards, other than Mr. Mendes’s performance-based award (and the post termination exercise period for unexercised stock options will be extended to three years following his termination date); and (4) following certification by the board of directors, Mr. Mendes’s performance-based stock award will vest in an amount based upon the achievement of the share price milestones prior to his termination date, prorated for the length of his employment during the performance period.

The appointment of Mr. Koziner as President, Commercial of the Company and of Mr. Mendes as President, Energy of the Company was not pursuant to any arrangement or understanding with respect to any other person. There are no family relationships between Mr. Koziner nor Mr. Mendes and any director or executive officer of the Company, and there are no transactions between Mr. Koziner nor Mr. Mendes and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The foregoing summary of the Employment Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Employment Agreement between the Company and Mr. Mendes, filed as Exhibit 10.1 hereto.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1#	Executive Employment Agreement by and between the Company and Carey Mendes dated August 30, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

#	Indicates management contract or compensatory plan or arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 6, 2022

NIKOLA CORPORATION

By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer

Exhibit 10.1

August 30, 2022

Carey Mendes

41913 N Signal Hill Court

Anthem, AZ 85086

Re:	Executive Employment Arrangement

Dear Carey:

This Agreement will amend and restate your existing Employment Offer Letter with Nikola Corporation (the “Company”), dated as of September 30, 2021, effective as of August 30, 2022 (the “Effective Date”). On behalf of the Company, I am pleased to offer you the position of President of Energy, reporting to the Company’s President initially and as of January 1, 2023, reporting to the Company’s Chief Executive Officer. Your responsibilities include, but are not limited to, such employment duties as are usual and customary for this position and which are commensurate with the duties, authorities and responsibilities of persons in similar capacities in similar sized companies. At the Company’s request, you shall serve the Company and/or its subsidiaries and affiliates in other capacities in addition to the foregoing, consistent with expectations for your position.

The terms of your employment are as follows:

Employment Period. Your employment shall continue indefinitely until terminated in accordance with the terms of this Agreement. Notwithstanding the foregoing, your employment is terminable at will by the Company or by you at any time (for any reason or for no reason), subject to the termination provisions of this Agreement.

Annual Salary. Your annual salary will be $450,000, paid bi-weekly less payroll deductions and all required withholdings.

Annual Bonus. You have indicated your interest in declining participation in any annual cash bonus program provided by the Company, without regard to your eligibility in any such program. Your signature on this Agreement confirms your election.

Stock Awards. You will be eligible to receive stock awards under the Company’s equity incentive plan as in effect from time to time (the “Plan”), subject to approval by the Company’s Board of Directors (the “Board”).

Promotion Stock Awards. Subject to approval by the Board, you will be granted a promotion stock award under the Company’s equity incentive plan (the “Plan”) consisting of restricted stock units for shares of the Company’s common stock having a value on the date of grant of $1,700,000, with the number of shares determined based upon the average closing stock price over the twenty (20) consecutive trading days immediately preceding the date of grant. This time-based promotion award will be subject to vesting restrictions which will lapse annually over a three-year period starting on August 30, 2022, subject to your continued employment. In addition, subject to approval by the Board, you will be granted a performance award that will consist of 135,085 restricted stock units of the Company’s stock that can be earned upon the achievement of pre-established “stretch” stock price milestone described in the table below and your continued employment through June 3, 2024 (the “Performance Period”). This performance structure ensures shareholders receive an incremental return on their investment prior to you earning the associated incremental shares. Any and all shares that are earned upon the achievement (defined as the Company’s stock price trading at or above the milestone for at least 20 consecutive trading days) of the stock price milestone prior to the end of the Performance Period will be delivered, free of vesting restrictions, following certification by the Board within 30 days following the final day of the Performance Period.

The general structure of the Performance Award is illustrated below. The specific share price milestones will be approved on the date of grant and included in the associated award document.

Share Price Milestone	Market Capitalization at Price	Incremental Performance Shares Earned at Share Price Milestone
Below $25.00	Below $10 billion	0
$25.00	$10 billion	135,085

In the event of a Change in Control (as defined in the Plan), the achievement of share price milestones under your Performance Award will be based on the Company’s performance through the closing of such Change in Control. The amount of the Performance Award that would have been earned based on this measurement will be converted to time-vested restricted stock units immediately prior to such Change in Control (the “Converted Awards”). If the Converted Awards are assumed, substituted or otherwise continued by the successor corporation (or a parent or subsidiary thereof), all vesting restrictions applicable to the Converted Awards will lapse on the earlier of (i) the final day of the Performance Period subject to your continued employment with the successor corporation (or a parent or subsidiary thereof) through such date, at which time such Converted Awards will be settled, and (ii) subject to your compliance with the Severance Conditions (as defined below), the date of your Involuntary Termination of employment with the successor corporation (or a parent or subsidiary thereof). All Time-Vested Awards and Converted Awards that are not assumed, substituted or otherwise continued by the successor corporation (or a parent or subsidiary thereof) will fully vest and will be settled immediately prior to the consummation of such Change in Control.

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

Annual Stock Awards. You will be eligible to receive annual grants of stock awards under the Plan, subject to approval by the Board having a value on the date of grant of not less than $2,555,000. Fifty percent (50%) of such annual grant will consist of an award vesting over time (a “Time-Vested Award”) subject to vesting restrictions which will lapse annually over a three-year period starting on the grant date subject to your continued employment, and fifty percent (50%) of such annual grant will consist of a performance award subject to such employment and performance based milestones as shall be determined by the Board in its discretion.

The terms and conditions of each Time-Vested Award and the Performance Award will be set forth in separate award agreements in forms prescribed by the Company (each, an “Award Agreement”), and all shares underlying the respective awards will contain the right to receive dividend equivalents, if any, subject to the same vesting conditions as the shares underlying the stock awards. The stock awards shall be governed in all respects by the terms and conditions of the Plan and the applicable Award Agreement.

Benefits. You (and your spouse and/or eligible dependents to the extent provided in the applicable plans and programs) are eligible to participate in and be covered under the health, welfare and financial benefit plans and programs maintained by the Company for the benefit of its employees, pursuant to the terms of such plans, on the same terms and conditions as those applicable to similarly situated executives. Detailed descriptions of the Company’s benefit plans are available and will be provided to you upon request. Your eligibility to receive such benefits will be subject in each case to the generally applicable terms and conditions for the benefits in question and to the determinations of any person or committee administering such benefits. The Company may modify or terminate any benefits plan or program from time to time in its sole discretion.

Expenses. You are entitled to receive prompt reimbursement for all reasonable business expenses incurred in connection with the performance of your duties in accordance with the policies, practices and procedures of the Company.

Vacation. You are entitled to paid vacation in accordance with the policies, practices and procedures of the Company.

Indemnification/Legal Fees. The Company agrees that you will be entitled to the same indemnification rights as the Company grants to other officers of the Company, as in effect from time to time. The Company will maintain a directors and officers liability policy covering you with coverage comparable or equal to that provided to other officers of the Company. In the event of any dispute over your entitlement to payments or benefits hereunder, the Company shall advance you an amount equal to your monthly legal fees incurred in connection with such dispute until there is a final non-appealable decision by a court that you are not entitled to such payment or benefit.

Termination of Employment. In the event of an Involuntary Termination of your employment at any time, and subject to (i) your execution of a general release of claims in favor of the Company in substantially the form attached as Exhibit A (the “Release”), (ii) your non-revocation of the Release and it becoming effective within sixty (60) days following the date of your termination of employment (the “Termination Date”), and (iii) your faithful observance of the terms of such Release (such conditions, the “Severance Conditions”), then you shall be entitled to the following severance benefits (the “Severance Benefits”):

•	Severance Payment. The Company will pay you a cash lump sum in an amount equal to $1,050,000, less applicable withholding.

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

•	Stock Awards.

•

Restricted Stock, Restricted Stock Units and Stock Options. All outstanding restricted stock awards, restricted stock units (other than the Performance Award but including the Converted Awards) and stock options will immediately vest in full. Unexercised stock options will remain exercisable for three years following your Termination Date.

•

Performance Award. Following certification by the Board within 30 days following your Termination Date, the Performance Award will vest in an amount based upon the stock price milestones achieved prior to your Termination Date, pro-rated for the amount of time that you remained employed during the Performance Period.

•	Benefits Continuation. The Company will pay to you a cash lump sum equal in value to 18 months of COBRA benefits coverage, less applicable withholding.

The cash Severance Benefits will be paid on the first regular payroll date following the date that your Release becomes effective, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

For the avoidance of doubt, if you independently and unilaterally decide to end your employment at the Company without Good Reason, or if you are terminated for Cause, or if your employment is terminated due to your Death or Disability, you will not be entitled to receive any Severance Benefits.

You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an authorized officer of the Company.

Section 409A. Notwithstanding anything to the contrary in this Agreement, no compensation or benefits, including any Severance Benefits, stock awards, consulting payments or other benefits payable due to termination, shall be paid to you during the six-month period following termination if the Company determines that paying such amounts would be a prohibited distribution under Section 409A. If the payment of any such amounts is so delayed, then on the first day of the seventh month following termination (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution) the Company shall pay to you a lump-sum amount equal to the cumulative amount that would have otherwise been payable during such period. In addition, to the extent required in order to comply with Section 409A, you shall not be considered to have terminated employment with the Company for purposes of this Agreement and no payment of such amounts due pursuant to your termination shall be due until you would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A. Each such amount which constitutes deferred compensation subject to Section 409A shall be construed as a separate identified payment for purposes of Section 409A. If the period during which you have discretion to execute or revoke the Release straddles two calendar years, then the Company will make the payment of amounts that are subject to Section 409A and contingent on the effectiveness of such

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

Release starting in the second of such years regardless of which year you actually deliver the Release. You may not, directly or indirectly, designate the calendar year of payment of any amounts subject to Section 409A. The intent of the parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be exempt from or in compliance therewith.

Work Product. As a condition of employment, you will be expected to abide by Company rules and policies and comply with the Employee Proprietary Information and Inventions Assignment Agreement (PIIA), which prohibits unauthorized use or disclosure of Company proprietary information. A copy of the PIIA that you previously signed is attached hereto as Exhibit B.

Confidentiality. In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company.

You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company. You represent further that you have the ability to perform the essential functions of your job with or without reasonable accommodations.

This Agreement, together with its attached exhibits, forms the complete and exclusive statement of your employment agreement with the Company. The employment terms in this Agreement supersede any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this Agreement, require a written modification signed by an authorized officer of the Company and by you.

Successors/Assigns. The Company shall assign this Agreement to any successor to all or substantially all of the business and assets of the Company and the Company shall require successor to expressly assume and agree to in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

Governing Law. The terms of this Agreement and the resolution of any dispute as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with, this Agreement, your employment with the Company (or termination thereof) or any other relationship between you and the Company (a “Dispute”) will be governed by the laws of the State of Arizona, without giving effect to the principles of conflict of laws. To the extent not subject to arbitration as described below, you and the Company consent to the exclusive jurisdiction of, and venue in, the state courts in State of Arizona (or in the event of exclusive federal jurisdiction, the courts of the District of Arizona in connection with any Dispute or any claim related to any Dispute).

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

Except as prohibited by law, you agree that any Dispute between you and the Company (or between you and any officer, director, employee or affiliates of the Company, each of whom is hereby designated a third party beneficiary of this Agreement regarding arbitration) will be resolved through binding arbitration in Maricopa County, Arizona under the rules of the American Arbitration Association and the Arbitration Rules set forth in Arizona Rules of Civil Procedure. Nothing in this arbitration provision is intended to limit any right you may have to file a charge with or obtain relief from the National Labor Relations Board or any other state or federal agency. You agree that such arbitration shall be conducted on an individual basis only, not a class, collective or representative basis, and hereby waive any right to bring class-wide, collective or representative claims before any arbitrator or in any forum. THE PARTIES UNDERSTAND THAT BY AGREEING TO ARBITRATE DISPUTES THEY ARE WAIVING ANY RIGHT THEY MIGHT OTHERWISE HAVE TO A JURY TRIAL. This arbitration provision is not intended to modify or limit substantive rights or the remedies available to the parties, including the right to seek interim relief, such as injunction or attachment, through judicial process, which shall not be deemed a waiver of the right to demand and obtain arbitration.

Please sign and date this Agreement if you wish to continue employment at the Company under the terms described above and return it to joe.pike@nikolamotor.com. For the purposes of this Agreement, a facsimile or electronic signature shall serve as an original.

Certain Definitions. Defined terms in this Agreement are as follows:

Involuntary Termination. Involuntary Termination shall mean a termination of employment by the Company without Cause or by you with Good Reason.

Good Reason. Good Reason shall mean a resignation by the employee as a result of (i) an adverse change in title, authorities or responsibilities that diminishes employee’s position; (ii) a change in the employee’s reporting relationship such that he is no longer reporting to the Company’s President or Chief Executive Officer; (iii) a material reduction in the employee’s base salary; or (iv) a material breach by the Company of any of its obligations under this Agreement or any other written agreement between the Company and the employee. A resignation for Good Reason will not be deemed to have occurred unless employee gives the Company written notice of the condition within ninety (90) days after the condition comes into existence and the Company fails to remedy the condition within thirty (30) days after receiving your written notice.

Cause. Cause shall mean any of the following: (i) employee’s repeated failure to follow the lawful instructions of the Company’s President or Chief Executive Officer consistent with employee’s title following written notice of any alleged failure and 15 days to cure such failure; (ii) employee’s material violation of any written Company policy that has been provided to the employee; (iii) employee’s commission of any act of fraud, embezzlement or any other material misconduct that has caused or is reasonably expected to result in injury to the Company; (iv) employee’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the employee owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (v) employee’s material breach of any of employee’s material obligations under any written agreement or covenant with the Company.

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www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

I am delighted to confirm the terms of this Agreement to you on behalf of the Company. We look forward to your favorable reply and to building a successful Company together.

Sincerely,

NIKOLA CORPORATION

BY	/s/ Michael Lohscheller
Michael Lohscheller
President

Accepted:

/s/ Carey Mendes	8/30/22
Carey Mendes	Date

Attachments:	Exhibit A – Form Severance Agreement and Release

    Exhibit B – Employee Proprietary Information and Inventions Assignment Agreement

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

EXHIBIT A

Severance Agreement and Release

I. Release of Claims. In exchange for receipt of the severance benefits (the “Severance Benefits”) described in <insert name>’s (“Executive”) Employment Agreement dated [ ], 2022 (the “Employment Agreement”), Executive hereby releases and discharges and covenants not to sue Nikola Corporation (the “Company”), its subsidiaries, parents, or affiliated corporations, past and present, and each of them, as well as each of its and their assignees, successors, directors, officers, stockholders, partners, representatives, insurers, attorneys, agents or employees, past or present, or any of them (individually and collectively, “Releasees”), from and with respect to any and all claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected, arising out of or in any way connected with events, acts, conduct, or omissions occurring at any time prior to and including the date Executive signs this release, including without limiting the generality of the foregoing, any claim for severance pay, profit sharing, bonus or similar benefit, equity-based awards and/or dividend equivalents thereon, pension, retirement, life insurance, health or medical insurance or any other fringe benefit, or disability, or any other claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected resulting from any act or omission by or on the part of Releasees committed or omitted prior to the date of this release, including, without limiting the generality of the foregoing, any claim under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, or any other federal, state or local law, regulation, constitution, ordinance or common law (collectively, the “Claims”). Notwithstanding the above, however, Executive is not releasing (1) any claims that cannot be waived under applicable state or federal law, (2) rights Executive may have to indemnification (including, without limitation, under the Executive’s indemnification agreement with the Company, the Company’s by-laws, the Company’s D&O insurance and otherwise), (3) vested rights or benefits under Executive’s 401k or other plans, or (4) Executive’s workers’ compensation rights and, provided further, that nothing in this Agreement shall prevent Executive from filing, cooperating with, or participating in any proceeding before the Equal Employment Opportunity Commission or Department of Labor. In addition, nothing in this release shall prevent Executive from challenging its validity in a legal or administrative proceeding.

II. ADEA Waiver. Executive expressly acknowledges and agrees that by entering into this release, Executive is waiving any and all rights or claims that Executive may have arising under the Age Discrimination in Employment Act of 1967, as amended (“ADEA”), which have arisen on or before the date of execution of this release. Executive further expressly acknowledges and agrees that:

A. In return for this release, the Executive will receive consideration beyond that which Executive was already entitled to receive before entering into this Release;

B. Executive is hereby advised in writing by this release to consult with an attorney before signing this release;

C. Executive was given a copy of this release on [____________] and informed that Executive had twenty-one (21) days within which to consider the release and that if Executive executes this release prior to the expiration of such 21-day period, Executive acknowledges that Executive will have done so voluntarily and knowing that Executive is waiving Executive’s right to have 21 days to consider this release;

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D. Nothing in this release prevents or precludes Executive from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties or costs from doing so, unless specifically authorized by federal law; and

E. Executive was informed that Executive has seven (7) days following the date of execution of this release in which to revoke it, and this release will become null and void if Executive elects revocation during that time. Any revocation must be in writing and must be received by the Company during the seven-day revocation period.

III. Company Release of Executive. Company, on its own behalf and on behalf of its divisions, subsidiaries, parents, or affiliated corporations, past and present, and each of them, as well as each of its and their assignees, successors, directors, officers, stockholders, partners, representatives, insurers, attorneys, agents or employees, past or present, or any of them (individually and collectively), hereby releases Executive from and with respect to any and all claims, agreements, obligations, demands and causes of action, known or unknown, suspected or unsuspected, arising out of or in any way connected with events, acts, conduct, or omissions occurring at any time prior to and including the date Company signs this release; provided, however, that such release shall not include claims for fraud, securities laws violations or intentional criminal acts.

IV. Extension of Restrictive Covenants. In exchange for receipt of the Severance Benefits described in the Employment Agreement, the duration of the restrictive covenants included in Section 4(g) (Nonsolicitation of Employees/Contractors), Section 4(h) (No Hire), Section 4(i) (Nonsolicitation of Customers) and Section 4(j) (Noncompete Provision) of Executive’s Employee Proprietary Information and Inventions Assignment Agreement (“PIIA”) will increase from one (1) year to two (2) years following the date of Executive’s termination of employment.

V. Non-Disparagement. Executive will refrain from making any defamatory or disparaging statements about the Company, its board of directors, officers, management, practices, procedures, or business operations to any person or entity. Nothing in this paragraph shall prohibit Executive from providing truthful information in response to a subpoena or other legal or regulatory process. The foregoing requirement under this paragraph will not apply to any statements that Executive makes in response to any defamatory or disparaging statements made by the Company (in its formal public statements), its executive officers and/or its directors regarding Executive or Executive’s performance as an employee of the Company so long as Executive’s statements are, in the reasonable, good faith judgment of Executive, true and extend no further than addressing such statements by the Company.

VI. Forfeiture of Severance Benefits. Executive acknowledges and agrees that any material breach of this Agreement, the Employment Agreement, or the PIIA, including any of the restrictive covenants set forth therein, shall entitle the Company immediately to recover and/or cease providing the Severance Benefits, except as provided by law. All other provisions of this Agreement, the Employment Agreement, and the PIIA shall remain in full force and effect.

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040

VII. Waiver of Unknown Claims. Executive and Company understand and agree that the claims released above include not only claims presently known to Executive and Company, but also include all unknown or unanticipated claims, rights, demands, actions, obligations, liabilities, and causes of action of every kind and character that would otherwise come within the scope of the released claims described herein. Executive and Company understand that they may hereafter discover facts different from what they now believe to be true, which if known, could have materially affected their decisions to execute this release, but Executive and Company nevertheless hereby waive any claims or rights based on different or additional facts.

“EXECUTIVE”	“COMPANY”

NIKOLA CORPORATION

_______________________	By: _______________________
<Name>
Name: _____________________
Date: __________________
Title: ______________________

Date: ______________________

www.nikolamotor.com | 4141 E Broadway Rd | Phoenix | AZ | 85040